Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

JUL 2 2004

12g3-2(b) File No.82-4922

Ref No. CN. 394/2004

June 21, 2004

04035270

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

dlw 7/13

PROCESSED
JUL 13 2004
THOMSON
FINANCIAL

CS088-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Summary Statement of Assets and Liabilities 1/

As at May 31, 2004

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	11,298,047,532.92	Deposits	712,856,367,530.05
Interbank and money market items	91,803,836,414.09	Interbank and money market items	16,089,782,858.31
Securities purchased under resale agreements	40,450,000,000.00	Liabilities payable on demand	4,257,013,146.81
Investments in securities, net	138,085,281,554.69	Securities sold under repurchase agreements	-
(with obligations Baht 33,167,030.56)		Borrowings	20,052,736,776.73
Credit advances (net of allowance for doubtful accounts)	497,235,728,811.91	Bank's liabilities under acceptances	708,136,040.29
Accrued interest receivables	1,458,390,602.58	Other liabilities	15,075,298,056.04
Properties foreclosed	11,702,373,694.46	Total liabilities	769,017,332,407.73
Customers' liabilities under acceptances	708,136,040.29		
Premises and equipment, net	21,769,510,873.85	**Shareholders' equity**	
Other assets	8,761,881,587.16	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,622,269,710.00
		Reserves and net profit after appropriation	17,528,353,246.55
		Other reserves and profit and loss account	13,073,229,728.63
		Total shareholders' equity	54,223,852,685.18
Total Assets	823,241,185,092.91	Total Liabilities and Shareholders' Equity	823,241,185,092.91
Customers' liabilities under unmatured bills	3,458,842,208.60	Bank's liabilities under unmatured bills	3,458,842,208.60
Total	826,700,027,301.51	Total	826,700,027,301.51

	Baht
Non-Performing Loans as at March 31, 2004 (Quarterly)	84,743,579,677.62
(12.06% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2004 (Quarterly)	35,095,919,749.27
Actual allowance for doubtful accounts	48,885,745,898.25
Loans to related parties	2,181,886,892.47
Loans to related asset management companies	17,145,000,000.00
Loans to related parties due to debt restructuring	3,532,701,564.71
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	71,401,522,820.84
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,305,487,674.45
Total liabilities	755,483.58
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,069,244,332.80
Letters of credit	18,985,565,039.22

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant